Filed by Oritani Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Oritani Financial Corp.

Commission File No. 001-34786

Key Points for Customer and Internal Conversations for Oritani Staff

The following key points are meant to be a guide as you have conversations with your internal team, customers, business partners and people in the community about Oritani’s merger with Valley National Bank.

If you are asked something that is not addressed in this document, and you are unsure of how to answer, please let the person know that you will find out more information and get back to them. Then ask your manager for the appropriate information or for advice on how best to answer the question.

If you are contacted by a member of the media, please refer them to GLA Communications: Pam Golden (908)347-0949.

Key Points

•	Oritani is under agreement to be merged into Valley National Bank, a large regional bank headquartered in Wayne, New Jersey with approximately $30 billion in assets.

•	Valley National Bank was first founded in 1927. Its NASDAQ trading symbol is VLY.

•	Valley is a large, healthy bank with more than 230 locations in northern and central New Jersey, the New York City area, throughout Florida and Alabama.

•	We have been very impressed with Valley’s leadership team and how they view banking, especially their customer-first approach.

•	Our two banks share a very similar culture and philosophy, one that puts customers first, focuses on helping customers succeed and supporting the local communities we serve in a meaningful way.

•	Valley has been equally impressed with how Oritani has operated and the results we’ve delivered.

•	Oritani’s conservative credit culture overlays with Valley’s historical operating philosophy.

•	The integration of our strong balance sheet into Valley will enable greater growth through enhanced technology and increased products and services.

•	This merger will double our combined market share from 5% to 10%, in the highly dense and very affluent Bergen County.

•	This merger will provide our customers with the same great personalized support they are used to, while delivering enhanced technological and service resources.

•	At the time of closing the name will change to Valley National Bank and referred as Valley.

•	There will be no immediate changes and the closing is expected to take place by the end of the year.